NL REPORTS FIRST QUARTER RESULTS

DALLAS, TEXAS - May 4, 2011 - NL Industries, Inc. (NYSE:NL) today reported net income attributable to NL stockholders of $17.2 million, or $.35 per share, in the first quarter of 2011 compared to a net loss attributable to NL stockholders of $2.3 million, or $.10 per share, in the first quarter of 2010.

Net sales increased $2.0 million, or 6% to $34.8 million in the first quarter of 2011 compared to $32.8 million in the first quarter of 2010.  Net sales increased due to an increase in order rates from CompX’s customers resulting from improving economic conditions in North America.  Net sales were also impacted by relative changes in currency exchange rates, which increased sales by $.2 million compared to the same period last year.  Income from operations attributable to CompX improved primarily due to the net effects of a $7.5 million patent litigation settlement gain in 2011 ($.06 per diluted share, net of income taxes and noncontrolling interest), related lower patent litigation expenses of $1.3 million, higher sales, partially offset by facility consolidation costs of $1.0 million incurred in 2011 and related production inefficiencies, and increases in raw material costs. Changes in currency exchange rates negatively impacted CompX’s income from operations by $.4 million compared to the first quarter of 2010.

Kronos’ net sales of $420.4 million in the first quarter of 2011 were $100.7 million, or 31% higher than in the first quarter of 2010 due primarily to higher average TiO2 selling prices and higher sales volumes, partially offset by the negative impact of fluctuations in currency exchange rates which decreased Kronos’ net sales by approximately $5 million.  Kronos’ average TiO2 selling prices were 32% higher in the first quarter of 2011 as compared to the first quarter of 2010, and were 9% higher at the end of the first quarter of 2011 as compared to the end of 2010, continuing the improvement in selling prices that began in the second half of 2009 and continued throughout 2010.  TiO2 sales volumes for the first quarter of 2011 increased 2% as compared to the first quarter of 2010, due to increased availability of product from higher production volumes.  The table at the end of this press release shows how each of these items impacted the overall increase in Kronos’ sales.

Kronos’ income from operations increased $80.7 million from $21.7 million in the first quarter of 2010 to $102.4 million in the first quarter of 2011 primarily due to higher TiO2 selling prices, higher sales volumes and higher production volumes.  Kronos’ production volumes in the first quarter of 2011 tied its previous record for a first quarter.  These increases were partially offset by higher raw material and maintenance costs and the unfavorable effects of fluctuations in currency exchange rates which decreased Kronos’ income from operations by approximately $9 million.  Kronos’ TiO2 production volumes were 7% higher in the first quarter of 2011 as compared to the first quarter of 2010, with operating rates at near full practical capacity throughout the first quarter of 2011.

In March 2011, Kronos redeemed €80 million principal amount of its 6½% Senior Secured Notes due 2013 at the redemption price of 102.167% of the principal amount.  Following such partial redemption, €320 million principal amount of the Senior Notes remain outstanding.  Kronos’ results in the first quarter of 2011 include an aggregate $3.3 million charge (NL’s equity interest was $.4 million, or $.01 per diluted share, net of income tax) consisting of the call premium and the write-off of unamortized deferred financing costs and original issue discount associated with the redeemed Senior Notes.

Kronos’ income tax benefit in the first quarter of 2010 includes a $35.2 million (NL’s equity interest was $8.2 million, or $.17 per share, net of income taxes) non-cash deferred income tax benefit related to a European Court ruling that resulted in the favorable resolution of certain income tax issues in Germany and an increase in the amount of Kronos’ German corporate and trade tax net operating loss carryforwards.

Litigation settlement expense in the first quarter of 2010 of $32.2 million ($20.8 million, or $.43 per share, net of income taxes) relates to the settlement of certain legal proceedings in April 2010.

Insurance recoveries reflect in part amounts we received from certain of our former insurance carriers, and relate to the recovery of prior lead pigment and asbestos litigation defense costs incurred by us.  In addition, a substantial portion of the insurance recoveries we recognized in the first quarter of 2010 relates to the litigation settlement referred to above. Insurance recoveries aggregated $18.2 million in 2010 ($11.7 million, or $.24 per share, net of income taxes) and $.4 million in 2011.

Corporate expenses were lower in the first quarter of 2011 compared to the first quarter of 2010 primarily due to lower litigation and related costs in 2011.

Our income tax expense in the first quarter of 2011 includes a $2.1 million provision for deferred income taxes ($1.8 million, or $.04 per share, net of noncontrolling interest) related to the undistributed earnings of CompX’s Canadian subsidiary attributable to the $7.5 million patent litigation settlement gain.  Our income tax expense in the first quarter of 2010 included an aggregate $1.9 million provision for deferred income taxes ($1.6 million, or $.03 per share, net of noncontrolling interest) associated with a determination that certain undistributed earnings of a non-U.S. subsidiary can no longer be considered to be permanently reinvested.

The statements in this release relating to matters that are not historical facts are forward-looking statements that represent management's beliefs and assumptions based on currently available information.  Although NL believes that the expectations reflected in such forward-looking statements are reasonable, we cannot give any assurances that these expectations will prove to be correct.  Such statements by their nature involve substantial risks and uncertainties that could significantly impact expected results, and actual future results could differ materially from those described in such forward-looking statements.  While it is not possible to identify all factors, we continue to face many risks and uncertainties.  Among the factors that could cause actual future results to differ materially include, but are not limited to:

•	Future supply and demand for our products;
•	The extent of the dependence of certain of our businesses on certain market sectors;
•	The cyclicality of our businesses (such as Kronos’ TiO2 operations);
•	Changes in raw material and other operating costs (such as energy, ore and steel costs) and our ability to pass those costs on to our customers or offset them with reductions in other operating costs;
•	Changes in the availability of raw material (such as ore);
•
General global economic and political conditions (such as changes in the level of gross domestic product in various regions of the world and the impact of such changes on demand for, among other things, TiO2 and component products);

•	Possible disruption of our business or increases in the cost of doing business resulting from terrorist activities or global conflicts;
•	Competitive products and prices, including increased competition from low-cost manufacturing sources (such as China);
•	Customer and competitor strategies;
•	Potential consolidation of Kronos’ competitors;
•	Demand for office furniture;
•	Substitute products;
•	The impact of pricing and production decisions;
•	Competitive technology positions;
•	Our ability to protect our intellectual property rights in our technology;
•	The introduction of trade barriers;
•	Service industry employment levels;
•	Fluctuations in currency exchange rates (such as changes in the exchange rate between the U.S. dollar and each of the euro, the Norwegian krone, the Canadian dollar and the New Taiwan dollar);
•	Operating interruptions (including, but not limited to, labor disputes, leaks, natural disasters, fires, explosions, unscheduled or unplanned downtime and transportation interruptions);
•	The timing and amounts of insurance recoveries;
•	Our ability to maintain sufficient liquidity;
•	The extent to which our subsidiaries were to become unable to pay us dividends;
•	CompX’s and Kronos’ ability to renew or refinance debt;
•	CompX’s ability to comply with covenants contained in its revolving bank credit facility;
•	The ultimate outcome of income tax audits, tax settlement initiatives or other tax matters;
•	Potential difficulties in integrating completed or future acquisitions;
•	Decisions to sell operating assets other than in the ordinary course of business;
•	Uncertainties associated with the development of new product features;
•	Our ability to utilize income tax attributes or changes in income tax rates related to such attributes, the benefits of which have been recognized under the more-likely-than-not recognition criteria;
•
Environmental matters (such as those requiring compliance with emission and discharge standards for existing and new facilities or new developments regarding environmental remediation at sites related to our former operations);

•
Government laws and regulations and possible changes therein (such as changes in government regulations which might impose various obligations on present and former manufacturers of lead pigment and lead-based paint, including us, with respect to asserted health concerns associated with the use of such products);

•	The ultimate resolution of pending litigation (such as our lead pigment and environmental matters); and
•	Possible future litigation.

Should one or more of these risks materialize (or the consequences of such a development worsen), or should the underlying assumptions prove incorrect, actual results could differ materially from those currently forecasted or expected.  We disclaim any intention or obligation to update or revise any forward-looking statement whether as a result of changes in information, future events or otherwise.

NL Industries, Inc. is engaged in the component products (security products, furniture components and performance marine components), chemicals (TiO2) and other businesses.

NL INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except earnings per share)
(Unaudited)

	Three months ended March 31,
	2010	2011

Net sales	$32.8	$34.8
Cost of sales	23.7	26.1

Gross margin	9.1	8.7

Selling, general and administrative expense	5.8	6.2
Other operating income (expense):
Insurance recoveries	18.2	.4
Litigation settlement expense	(32.2)	-
Patent litigation settlement gain	-	7.5
Patent litigation expense	(1.6)	(.2)
Facility consolidation expense	-	(1.0)
Corporate expense and other, net	(4.6)	(3.5)

Income (loss) from operations	(16.9)	5.7

Equity in net income of Kronos Worldwide, Inc.	15.4	18.3

General corporate items:
Interest and dividends	.6	.6
Interest expense	(.2)	(.4)

Income (loss) before income taxes	(1.1)	24.2

Provision for income taxes	1.3	6.5

Net income (loss)	(2.4)	17.7

Noncontrolling interest in net income (loss) of subsidiary	(.1)	.5

Net income (loss) attributable to NL stockholders	$(2.3)	$17.2

Basic and diluted net income (loss) per share	$(.10)	$.35

Basic and diluted average shares outstanding	48.6	48.6

NL INDUSTRIES, INC.
COMPONENTS OF INCOME (LOSS) FROM OPERATIONS
 (In millions)
 (Unaudited)

	Three months ended March 31,
	2010	2011

CompX – component products	$1.7	$8.8
Insurance recoveries	18.2	.4
Litigation settlement expense	(32.2)	-
Corporate expense and other, net	(4.6)	(3.5)

Income (loss) from operations	$(16.9)	$5.7

CHANGE IN KRONOS’ TiO2 SALES
(Unaudited)

Three months ended March 31, 2011 vs. 2010
Percentage change in sales:
TiO2 product pricing	32%
TiO2 sales volume	2
TiO2 product mix	(2)
Changes in currency exchange rates	(1)

Total	31%